SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MGP INGREDIENTS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

59832G 104
(CUSIP Number)

Carl W. Struby, Lathrop & Gage LLP
Suite 2800, 2345 Grand Boulevard, Kansas City, Missouri 64108
(816) 460-5834
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2012
 (Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
Cloud L. Cray, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,532,914 SHARED VOTING POWER 242,196 SOLE DISPOSITIVE POWER 3,057,384 SHARED DISPOSITIVE POWER 242,196
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,775,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

for Cloud L. Cray, Jr.

Item 1. Security and Issuer.

This statement relates to shares of the No Par Value Common Stock of MGP Ingredients, Inc. (the “Company”). The address of the principal executive offices of the Company is Cray Business Plaza, 100 Commercial Street, Atchison, Kansas 66002.

Item 2. Identity and Background.

(a)	Name of person filing:

Cloud L. Cray, Jr.

(b)	Business address:

MGP Ingredients, Inc.
Cray Business Plaza
100 Commercial Street
PO BOX 130
Atchison, Kansas 66002

(c)	Present principal occupation or employment:

 Member of Board of the Company. The Company is a fully integrated producer of certain ingredients and distillery products.

(d) Criminal convictions: the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Certain civil proceedings.

During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4

Item 4. Purpose of Transaction.

The following information is based on information contained in  a Current Report on Form 8-K filed by the Company on January 5, 2012.

On January 3, 2012, MGP Ingredients, Inc., a Kansas corporation (“Old MGPI”), reorganized into a holding company structure (the “Reorganization”) through a merger (the “Merger”) with MGPI Merger Sub, Inc., a Kansas corporation, which was an indirect wholly-owned subsidiary of Old MGPI and a wholly-owned subsidiary of the Company (formerly named MGPI  Holdings, Inc.).  The Company was formerly a wholly-owned subsidiary of Old MGPI.  The Company  and MGPI Merger Sub, Inc. were organized in connection with the Merger.

Old MGPI was the surviving corporation in the Merger and became a wholly-owned subsidiary of the Company as a result of the Merger.  The Merger was effected pursuant to an Agreement of Merger and Plan of Reorganization among Old MGPI, the Company and MGPI Merger Sub, Inc. (the “Merger Agreement”) entered into on January 3, 2012.  The Merger was effective upon the filing of the Merger Agreement with the Secretary of State of Kansas (the time of such filing being referred to herein as the “Effective Time”).  Pursuant to Section 17-6701(g) of the Kansas General Corporation Code, shareholder approval was not required for the Merger.  In connection with the Merger, the Company amended its Articles of Incorporation to change its name to MGP Ingredients, Inc.  Old MGPI's named has been changed to MGPI Processing, Inc.

At the Effective Time, each issued and outstanding share of common stock of Old MGPI was converted into one share of common stock of the Company, and each issued and outstanding share of preferred stock of Old MGPI was converted into one share of preferred stock of the Company, having in each case the same designations, rights, powers and preferences.  The conversion of the shares of Old MGPI in the Merger occurred without an exchange of shares.  Accordingly, certificates formerly representing outstanding shares of common stock of Old MGPI were deemed to represent the same number of shares of common stock of  the Company.  Further, each outstanding option to purchase shares of Old MGPI common stock has been converted into an option to purchase, on the same terms and conditions, an identical number of shares of the Company’s common stock.  In connection with the Merger, as of the Effective Time, the common shares of the Company were deemed to commence trading on the NASDAQ Global Select Market under the symbol “MGPI” on January 4, 2012.

The shares of the Company reported as beneficially owned herein were acquired as a result of the conversion of the shares of Old MGPI in the Merger.

The reporting person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

Item 5. Interest and Securities of the Issuer.

(a)-(b) The number and percentage of shares of MGP Ingredients, Inc. Common Stock, no par value, beneficially owned by the Reporting Person, based on 18,091,937 shares outstanding as of November 3, 2011, are as follows:

(i)	Number Beneficially Owned: 3,775,110

Percent of Class: 20.9%

(ii) Number of shares of Common Stock as to which the Reporting Person has:

(A)          Sole voting power to vote or direct the vote 3,532,914

(B)           Shared power to vote or direct the vote: 242,196

(C)           Sole power to dispose or direct the disposition of: 3,057,384

(D)           Shared power to dispose or direct the disposition of: 242,196

Certain of the shares (475,530) over which the undersigned has sole voting power  are held in a trust created by the reporting person's deceased spouse, of which the reporting person is successor trustee. The terms of the trust provide for the disposition of (A) 335,314 of the shares to the Cray Family Foundation, of which the undersigned is the trustee, and (B) 140,216 of the shares to the Cray Medical Research Foundation, of which the undersigned is chairman of the board and of which he and his family members constitute a majority of the board.  Because the trust dictates their disposition, they are not included among shares as to which the undersigned has sole or shared power to dispose of.  The trust is in the process of distributing these shares. Based on the number of shares reported above, after giving effect to the distribution, the undersigned would have sole voting power over 3,392,698 shares, shared voting power over 382,412 shares, sole power to dispose of 3,392,698 shares and shared power to dispose of 382,412 shares.

The reporting person disclaims beneficial ownership of 829,590 shares included under paragraph (ii)(A) and 354,560 shares included under paragraph (ii)(C).  The shares disclaimed from (ii)(A) consist of the 475,030 shares that are held in the trust of his deceased wife, 342,000 shares in trusts for the benefit of family members and 12,560 shares held by the Cray Family Foundation, of which the reporting person is the trustee. The shares disclaimed from (ii)(C) consist of  the 342,000 shares in trusts for the benefit of family members and 12,560 shares held by the Cray Family Foundation  The reporting person also disclaims beneficial ownership of the shares listed under subparagraphs (ii)(B) and (ii)(D), which include 26,000  held by the Cloud L. Cray Foundation, of which the undersigned and his brother, Richard B. Cray, are trustees, and  216,196  held by the Cray Medical Research Foundation, of which the reporting person is chairman of the board and of which he and family members constitute a majority of the board. The amounts reported in (ii)(A) and (C) include 8,000 shares subject to presently exercisable stock options.

(c)	During the last 60 days, the Reporting Person has effected no transactions in shares of the Company except that on December 31, 2011 he gave an aggregate of 18,000 shares to various family members.

(d)-(e)           Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

The Reporting Person is a former trustee of the Cray Family Trust U/T/A dated April 4, 1975, as amended by a First Amendment dated November 13, 1980 (the “Trust”). The Trust formerly held 333 shares of the Company’s Preferred Stock (76.2% of all preferred shares outstanding). One of the three trustees is Richard B. Cray, the Reporting Person’s brother. The Reporting Person also is one of the three depositors and, prior to his resignation in 2010, was one of three trustees of the MGP Ingredients, Inc. Voting Trust (the "Voting Trust"), which was created under a voting trust agreement dated as of November 16, 2005 (the "Voting Trust"). The shares of Preferred Stock formerly held by the Trust were contributed to the Voting Trust, which now holds such shares, and the Trust holds beneficial interests in the Voting Trust. The trustees of the Voting Trust are Laidacker M. Seaberg (the Reporting Person’s son-in-law), his wife, Karen Seaberg (the Reporting Person’s daughter) and Richard B. Cray (the Reporting Person’s brother).

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The Trust will continue in effect until the last death of the issue of Cloud L. Cray, Sr., as defined in the Trust, who were living at the creation of the Trust.  A majority of the Trustees may also terminate the Trust at such time as the Trustees believe it to be consistent with the intent of the trustors in establishing the Trust. Until the Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must be and remain a major officer and stockholder of the Company. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Trust in accordance with the decision of a majority of the Trustees.

The Voting Trust became effective on January 30, 2006 and was amended effective August 23, 2010.  It will continue in effect until the last death of the issue of Cloud L. Cray, Sr. who was living at the creation of the Trust. There presently are 19 such persons living, the youngest of which is 37 years old.  The Voting Trust may also be terminated by the consent of a majority of the Trustees or the beneficiaries of 90% of the shares held in the Voting Trust or upon the sale of all the shares held in the Voting Trust.  Until the Voting Trust is terminated or dissolved, each Trustee may appoint a successor trustee, provided that any successor must either (i) meet (and continue to meet) the officer and shareholder qualifications that a successor trustee under the Trust must meet under the terms of the First Amendment to the Trust dated November 13, 1980 or (ii) be an issue of Cloud L. Cray, Sr., or the spouse of such issue, and own at least 10,000 share of the Company’s Common Stock. (As in the case of depositors of the Trust,  the original trustees of the Voting Trust are not subject to this requirement). Only one person who is solely an issue of Cloud L. Cray, Sr., or the spouse of such issue, (and not also an officer) may serve as successor trustee at one time. The Trustees are permitted to act with respect to the voting or divestment of shares of the Company’s stock held by the Voting Trust in accordance with the decision of a majority of the Trustees.

Item 7. Material to be Filed as Exhibits.

1.	Cray Family Trust (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D dated November 17, 1994).

2
First Amendment to Clay Family Trust dated November 13, 1980 (incorporated by reference to Exhibit 9.2 to MGP Ingredients, Inc.'s Form 10-Q for the quarter ended December 31, 2005 (File No. 000-17196)).

3.	Voting Trust Agreement dated as of November 16, 2005 (incorporated by reference to Exhibit 9.1 to MGP Ingredients, Inc.'s Form 10-Q for the quarter ended December 31, 2005 (File No. 000-17196))..

4.	First Amendment to Voting Trust. (incorporated by reference to Exhibit 9.4 to MGP Ingredients, Inc.’s Form 10-K for the fiscal year ended June 30, 2010 (File No. 000-17196)).

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cloud L. Cray, Jr.

Date:  February 16, 2012